Exhibit 99.1

Jaguar Mining Announces COO Resignation; Vice President of Operations to Assume COO Responsibilities

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, July 3, 2012 /CNW/ - Jaguar Mining Inc.  (TSX: JAG) (NYSE: JAG) today announced that Mr. Rogério Fernandes, Jaguar's Chief Operating Officer, has advised that due to health reasons, he will be resigning effective July 13, 2012.  Since joining the Company at the beginning of this year, Mr. Fernandes has made significant contributions to planning and implementing the Company's turnaround effort.  The Board of Directors expresses its gratitude to Mr. Fernandes for his service to the Company. "In the time he was with the Company, Rogério demonstrated a sound understanding of the issues that we needed to address, and set in motion the steps required to implement the necessary changes," said John Andrews, the acting Chief Executive Officer. "We thank him for his contributions and wish him well."

Mr. Álvaro Brandão, the Company's Vice President of Operations who has been driving the implementation of the turnaround plan, will assume Mr. Fernandes' responsibilities.  Mr. Brandão is a mining engineer with more than 30 years of operating experience, including 14 years with AngloGold Ashanti, 5 years with Orica Explosives, 10 years with Metso Minerals and 2 years with the Company.  He is a native of Belo Horizonte, Brazil.

About Jaguar Mining
Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão. The Company is actively exploring and developing additional mineral resources at its approximate 240,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 07:00e 03-JUL-12